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                                                               EXHIBIT (A)(5)(D)

                INTELLIGENT SYSTEMS CONFIRMS SELF TENDER PAYMENT

ATLANTA, GEORGIA, JULY 17, 2001 - Intelligent Systems Corporation (AMEX:INS; www.intelsys.com) confirmed today that the Company's self-tender offer for its Common Stock, which expired at 12:00 midnight, New York City time, on Thursday, July 12, 2001, resulted in the tender of 3,904,086 shares of common stock . The Company had offered to purchase 1,000,000 shares at $5.25 cash per share. In accordance with the terms of the tender offer, the Company has accepted for purchase 7,034 odd lot shares and will purchase 25.48076% of the remaining shares tendered on a pro rata basis, resulting in the purchase of 1,000,000 shares in total.

         The Company's Depositary Agent, American Stock Transfer & Trust Company, began processing payments to shareholders today. Shareholders who submitted stock certificates directly to the Depositary Agent will receive by first class mail a check for the purchased shares and a certificate for the balance, if any, of shares that were not purchased in the tender offer. Payments to shareholders who tendered shares held in "street name" through a broker or financial institution will be made electronically to the "street name" holder and shares not accepted in the tender offer will likewise be returned electronically to their "street name" account. A "When Distributed Market" has been established at The American Stock Exchange under the symbol "INS.WD" to allow shareholders to trade shares, should they choose to do so, prior to the unpurchased shares being distributed back to them or their account.

ABOUT INTELLIGENT SYSTEMS CORPORATION

         For more than twenty-five years, Intelligent Systems Corporation has identified, created, operated and grown early stage technology companies. The Company uses a combination of business know-how, flexible support, a network of contacts and resources and equity capital to create sustainable companies. Since 1990, the Company has operated the Intelligent Systems Incubator, an award-winning pioneer in privately funded


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incubators. Further information is available on the Company's website at
www.intelsys.com, or by calling the Company's headquarters at 770/381-2900.

         Any forward-looking information contained herein is being provided in accordance with the provisions of the Private Securities Litigation Reform Act. Such information is subject to certain assumptions and beliefs based on current information known to the Company and is subject to factors that could result in actual results differing materially from those anticipated in any forward-looking statements contained herein. Accordingly, there can be no assurance that any forward-looking statements contained herein will occur or that objectives will be achieved.